SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of April 2003
                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      |X|         Form 20-F               |_|         Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                      |_|         Yes                     |X|         No

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated April 1, 2003.

         Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant's press release dated April 8, 2003.


                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              ELBIT SYSTEMS LTD.
                                              (Registrant)


                                              By: /s/ Arie Tal
                                                  --------------------------
                                                  Name: Arie Tal
                                                  Title: Corporate Secretary

Dated: May 1, 2003.

                                  EXHIBIT INDEX
                                  -------------


    Exhibit No.            Description
    -----------            -----------

    1.                     Press release dated April 1, 2003.

    2.                     Press release dated April 8, 2003.

                                    EXHIBIT 1
                                    ---------

           Elbit Systems Subsidiary VSI Awarded $60.1 Million Contract
                For Joint Helmet-Mounted Cueing Systems (JHMCS)

Tuesday April 1, 8:13 am ET

HAIFA, Israel, April 1 /PRNewswire-FirstCall/ -- Elbit Systems Ltd. (Nasdaq:
ESLT - News), today announced that its subsidiary, Vision Systems International LLC (VSI), jointly owned with Rockwell Collins and a leader in advanced Helmet Mounted Display technology, has been awarded a $60.1 million contract from Boeing, St. Louis for the delivery of more than 300 Joint Helmet-Mounted Cueing Systems (JHMCS). The systems are due to be supplied within 18 months.

The JHMCS was developed by VSI under previous contracts with Boeing. Under the new contract, VSI will provide JHMCS display systems plus spares for the LRIP 3 (Low Rate Initial Production) acquisition. This procurement will fill domestic and FMS production commitments and retrofit obligations on the F-15, F-16 and F/A-18. VSI is expecting a Full Rate Production (FRP) award later this year.

"This award is a testament to both the revolutionary capabilities JHMCS provides fighter planes and to dedication to the successful program by our industry partners and customers," stated Ken Stansell, President of VSI.

"This latest contract from Boeing further reinforces VSI's leadership in advanced helmet mounted cueing systems," Mr. Stansell concluded.

About VSI
---------

VSI, a joint venture between EFW Inc. a subsidiary of Elbit Systems Ltd. (ESLT) and Rockwell Collins, Inc. (COL), was formed in 1996 to pursue fixed wing helmet-mounted display (HMD) opportunities worldwide. In addition to the JHMCS, VSI is in development on the advanced helmet mounted display for the F- 35 (JSF) and in final development on the DASH (Display and Sight Helmet) Generation IV HMD under multiple contracts to Lockheed Martin.

About Elbit Systems Ltd.
------------------------

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers and intelligence (C4I) and advanced electro-optic technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense applications.

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

                                    EXHIBIT 2
                                    ---------

              Elbit Systems Enters Teaming Agreement with AeroAstro
                    To Develop Space Systems and Components

Tuesday April 8, 6:38 am ET

HAIFA, Israel, April 8 /PRNewswire-FirstCall/ -- Elbit Systems Ltd. (Nasdaq:
ESLT - News) today announced that through its subsidiary, Elop Electro-Optics Industries Ltd., ("El-Op") the Company has entered into a teaming agreement with AeroAstro, Inc., a leading small satellite technology company for the development of advanced micro and nano space systems and components, with a special focus on remote sensing and optical systems.

With the teaming agreement between the two companies in place, an equity investment by Elbit Systems for a minority share of AeroAstro is anticipated to be concluded as soon as regulatory authority is obtained.

Since its inception in 1988, AeroAstro has been a leading developer and proponent of small, low-cost spacecraft. As component size, mass, power and cost continue to shrink, AeroAstro has pioneered new small satellite applications in astrophysics, communications and technology development and verification.

Over the last decade Elbit Systems, through El-Op, has demonstrated its ability to create highly capable optical systems for space research, earth imagery and other remote sensing applications, which are compatible - in terms of mass, volume and power consumption, as well as budget - with highly efficient micro and nano spacecraft. As microspace grows and matures, its market continues to evolve, and the Elbit Systems/AeroAstro team is addressing the ever-changing needs of these customers.
Dr. David Stavitsky, Chief Scientist of Elbit Systems', noted: "By forging a close working relationship, Elbit Systems and AeroAstro can now provide end-to-end on-orbit solutions across a variety of space applications, particularly in remote sensing. Rather than force-fitting an existing payload design into a previously designed spacecraft bus, this team provides a completely integrated solution, yielding high performance in small, light, inexpensive and reliable products."

Dr. Rick Fleeter, the CEO of AeroAstro, said, "The future of microspace will be in part, built on providing cost-effective results to new users worldwide. The Elbit Systems/AeroAstro team has the reach and expertise to bring the benefits of space to the increasingly diverse user community. As these new participants bring their needs to space, they will spur development of new, advanced space systems capabilities and architectures. Elbit Systems and AeroAstro, the only team in microspace combining leaders in payload and space systems, is uniquely positioned to work with users to pioneer the next generation of single and multiple spacecraft solutions."

About AeroAstro
---------------

AeroAstro, a pioneer of micro and nano spacecraft applications in science, remote sensing, and communications, is a leader in innovative small satellite applications that open the space frontier to a larger and more varied constituency. AeroAstro manufactures low-cost satellite systems and components, used in its own spacecraft and for spacecraft development in the US and abroad.

About Elbit Systems
-------------------

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers and information (C4I) Intelligence, Surveillance and Reconnaissance (ISR) Unmanned Airborne Vehicles, Security Systems and advanced electro-optic technologies for space, airborne, ground and naval applications.

     Contacts:

     Arie Tal, Corporate Secretary          Marilena LaRosa
     Ilan Pacholder, VP Finance             The Anne McBride Company,
     Elbit Systems Ltd.                      Investor Relations
     Tel: 972-4 831-6632                    Tel: 212-983-1702
     Fax: 972-4 831-6659                    Fax: 212-983-1736
                                            mlarosa@annemcbride.com
                                            -----------------------

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the company's control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the company's periodic filings with the Securities and Exchange Commission.